Exhibit 99.4

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto bid for Riversdale declared unconditional
29 March 2011
•	Offer now unconditional

•	Offer price increase to $16.50 if Rio Tinto obtains more than 47 per cent interest by 6 April 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, has waived the minimum acceptance condition to its offer (Offer) for Riversdale Mining Limited (Riversdale).
As the Offer is now unconditional, Riversdale shareholders who have accepted the Offer on or before today’s date will be paid the $16.00 Offer price by 5 April 2011. Riversdale shareholders who accept the Offer after today’s date will be paid the Offer price within five business days of that acceptance being received.
RTJ will increase the Offer price to $16.50 per share if it obtains an interest in more than 47 per cent of Riversdale shares by 7.00pm (Sydney, Australia time) on 6 April 2011.
Riversdale shareholders who have already accepted the Offer or accept the Offer prior to RTJ obtaining a more than 47 per cent interest of Riversdale shares will still be entitled to receive $16.50 per share if RTJ subsequently obtains that interest. These shareholders will receive payment of this additional amount within five business days of RTJ obtaining a more than 47 per cent interest.
As at 9.00am (Sydney, Australia time) today, RTJ has secured an interest in 41.04 per cent of Riversdale shares on issue, including the shares the subject of Institutional Acceptance Facility (IAF) instructions, which will now be converted into actual acceptances of the Offer in accordance with the terms of the IAF. Accordingly, RTJ must obtain an interest in more than an additional 5.96 per cent of Riversdale shares for the Offer price to increase to $16.50 per share.
Rio Tinto Energy chief executive Doug Ritchie said “Riversdale’s shareholders have demonstrated great support for the Offer to date. Now that the Offer is unconditional, I would encourage those shareholders who have not yet accepted to do so as soon as possible to maximise the prospect of all shareholders receiving the increased Offer price of $16.50 per share. We look forward to moving quickly in developing Riversdale’s projects. Rio Tinto’s experience in infrastructure and developing large projects, combined with our financial capacity, will be important in taking Riversdale’s asset base to the next stage of development.”
Enclosed with this announcement are the following documents:
•	a notice under section 650F of the Corporations Act declaring the Offer free from the remaining condition; and

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

•	RTJ’s Fourth Supplementary Bidder’s Statement dated 29 March 2011 detailing further information regarding these new developments in RTJ’s bid for Riversdale.
The Offer period will close at 7.00pm (Sydney, Australia time) on 6 April 2011, unless extended.1
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811

Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter: Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media

[1]	Under section 624(2) of the Corporations Act (as modified), if in the last 7 days of the Offer period RTJ’s voting power in Riversdale increases to more than 50 per cent (including IAF acceptances) or RTJ increases the Offer price, there will be an automatic extension of the Offer period, so that it ends 14 days after RTJ’s voting power exceeding 50 per cent or the increase in the Offer price (as the case may be).